Exhibit 99.2

JOINT NEWS RELEASE

Agnico Eagle and O3 Mining Welcome Gold Fields' Support of Their Friendly Premium Transaction

(All amounts expressed in Canadian dollars unless otherwise noted)

TORONTO – December 12, 2024 – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle") and O3 Mining Inc. (TSXV: OIII, OTCQX: OIIIF) ("O3 Mining") are pleased to jointly announce that Gold Fields Limited, through a 100% indirect Canadian subsidiary ("Gold Fields"), O3 Mining's largest shareholder, has agreed to a lock-up agreement with Agnico Eagle to tender its common shares of O3 Mining ("Common Shares") into Agnico Eagle's offer to acquire all of the outstanding Common Shares for $1.67 per Common Share in cash by way of a take-over bid (the "Offer"). See O3 Mining and Agnico Eagle's joint news release of December 12, 2024 for a detailed description of the Offer. A copy of the December 12, 2024 joint news release is available at: https://www.agnicoeagle.com/English/investor-relations/news-and-events/news-releases/news-release-details/2024/Agnico-Eagle-to-Acquire-O3-Mining-in-Friendly-Transaction/default.aspx.

Gold Fields owns approximately 17% of the outstanding Common Shares on a basic basis. Including its lock-up agreement with Gold Fields, Agnico Eagle has now entered into lock-up agreements with O3 Mining shareholders owning an aggregate of approximately 39% of the outstanding Common Shares on a basic basis, including each of the directors and officers of O3 Mining.

The offer price of $1.67 per Common Share represents a premium of 57% to the volume weighted average price of the Common Shares on the TSX Venture Exchange for the 20-day period ended December 11, 2024 (the last trading day prior to announcement of the Offer). The Offer has been unanimously recommended by the O3 Mining Board of Directors and Special Committee of independent directors.

How to Tender Your Shares; Postal Strike

Only O3 Mining shareholders who tender their Common Shares will receive the cash consideration of $1.67 per Common Share. For information on tendering your Common Shares please contact Laurel Hill Advisory Group at assistance@laurelhill.com.

Shareholder type:	How do I tender my Common Shares to the Agnico Eagle Offer?

Beneficial

Most O3 Mining shareholders are beneficial shareholders. This means your Common Shares are held through a broker, bank or other financial intermediary, and you do not have a share certificate or DRS advice.

Contact your bank or your broker immediately and instruct them to tender your Common Shares to the Offer.
Registered You are a registered shareholder if you hold your Common Shares directly and may have a share certificate or DRS advice.	Contact Laurel Hill Advisory Group: Phone: 1-877-452-7184 Email: assistance@laurelhill.com

In light of the Canada Post labour strike, shareholders are encouraged to stay up to date on the Offer by visiting: https://www.agnicoeagle.com/Offer-for-O3-Mining/default.aspx. Shareholders are also asked not to mail in any Letter of Transmittal or share certificates. Instead, shareholders may contact Laurel Hill Advisory Group.

About O3 Mining Inc.

O3 Mining Inc. is a gold explorer and mine developer in Québec, Canada, adjacent to Agnico Eagle's Canadian Malartic mine. O3 Mining owns a 100% interest in all its properties (128,680 hectares) in Québec. Its principal asset is the Marban Alliance project in Québec, which O3 Mining has advanced over the last five years to the cusp of its next stage of development, with the expectation that the project will deliver long-term benefits to stakeholders.

For further information on O3 Mining, please contact:

José Vizquerra | CEO, President & Director, info@o3mining.com;

Alex Rodriguez | Vice President, Corporate Development, arodriguez@o3mining.com;

Toll Free: +1 (833) 979-3516

About Agnico Eagle Mines Limited

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information on Agnico Eagle, please contact:

Investor Relations at investor.relations@agnico.eagle.com or call (416) 947-1212.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation that is based on current expectations, estimates, projections, and interpretations about future events as at the date of this news release. Forward-looking information and statements are based on estimates of management by O3 Mining and Agnico Eagle, at the time they were made, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information or statements. Forward-looking statements in this news release include, but are not limited to, statements regarding: the Offer, including the anticipated timing of commencement and expiration, mechanics, funding, completion, settlement, results and effects of the Offer, the expected outcomes of completion of the transaction and the other benefits of the transaction. Material factors or assumptions that were applied in formulating the forward-looking information contained herein include, without limitation, the expectations and beliefs of Agnico Eagle and O3 Mining that the Offer will be made in accordance with the definitive support agreement in respect of the Offer and will be successful, that all required regulatory consents and approvals will be obtained and all other conditions to completion of the transaction will be satisfied or waived. Agnico Eagle and O3 Mining caution that the foregoing list of material factors and assumptions is not exhaustive. Although the forward-looking information contained in this news release is based upon what Agnico Eagle and O3 Mining believe, or believed at the time, to be reasonable expectations and assumptions, there is no assurance that actual results will be consistent with such forward-looking information, as there may be other factors that cause results not to be as anticipated, estimated or intended, and neither O3 Mining, nor Agnico Eagle nor any other person assumes responsibility for the accuracy and completeness of any such forward-looking information. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. O3 Mining and Agnico Eagle do not undertake, and assume no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by applicable law. These statements speak only as of the date of this news release. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Agnico Eagle or any of its affiliates or O3 Mining.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.